Exhibit 99.1

JinkoSolar Announces Proposed Follow-on Offering of 3,750,000 American Depositary Shares and Concurrent Private Placement of Up to US$85 Million Convertible Senior Notes

SHANGHAI, China, May 14, 2019 — JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced the commencement of a follow-on offering of 3,750,000 American depositary shares (the “ADSs”), each representing four ordinary shares of the Company, par value US$0.00002 per share (plus up to an additional 562,500 ADSs pursuant to an over-allotment option) (the “ADS Offering”). The Company also announced the commencement of a concurrent private placement (the “Note Private Placement”) of up to US$85 million in aggregate principal amount of convertible senior notes due 2024 (the “Notes”). The ADS Offering is not contingent upon the closing of the Note Private Placement, and the Note Private Placement is not contingent upon the closing of ADS Offering. The ADS Offering and Note Private Placement are subject to market conditions and other factors.

Credit Suisse Securities (USA) LLC and Barclays Capital Inc. are acting as joint bookrunners for the ADS Offering. Roth Capital Partners, LLC is acting as co-manager for the ADS Offering.

The ADS Offering will be made pursuant to the Company’s shelf registration statement on a Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2017, which became effective on August 22, 2017. A preliminary prospectus supplement dated May 14, 2019 and a related base prospectus (included in the Company’s shelf registration statement on Form F-3) related to the ADS Offering have been filed with the SEC and are available at the SEC website at: www.sec.gov. A copy of the preliminary prospectus supplement and the related base prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY, 10010, by phone at (800) 221-1037, or by e-mail at newyork.prospectus@credit-suisse.com; and from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by phone toll free at 1-888-603-5847, or by email at barclaysprospectus@broadridge.com.

The Notes will be offered to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes and the ordinary shares represented thereby, have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Credit Suisse (Hong Kong) Limited, an affiliate of Credit Suisse Securities (USA) LLC, will be the placement agent of Note Private Placement, and other affiliates of Credit Suisse (Hong Kong) Limited will purchase a portion of the Notes.

In connection with the concurrent issuance of the Notes, the Company has entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC (the “Option Counterparty”), having an expiration date of July 28, 2021 (the “Zero-Strike Call Option Transaction”). Pursuant to the Zero Strike Call Option Transaction, the Company will pay a premium for the right to receive, without further payment, a specified number of ADSs, with delivery thereof by the Option Counterparty at expiry (subject to the Company’s right to cash settle), subject to early settlement of the Zero Strike Call Option Transaction in whole or in part. The Company intends to use part of the net proceeds from the concurrent Note Private Placement indirectly for the payment of the premium of the Zero Strike Call Option Transaction. In the case of physical settlement at expiration or upon any early settlement, the Option Counterparty will deliver to the Company the number of ADSs underlying the Zero Strike Call Option Transaction or the portion thereof being settled early. In the case of cash settlement, the Option Counterparty will pay the Company cash based on the price of the ADSs based on a valuation period prior to such settlement. The Zero Strike Call Option Transaction is intended to facilitate privately negotiated derivative transactions with respect to the ADSs between the Option Counterparty (or its affiliates) and investors in the Notes by which those investors will be able to hedge their investment in the Notes. Those activities, which are expected to occur concurrently with or shortly after the pricing of the Note Private Placement, could increase (or reduce the size of any decrease in) the market price of the ADSs and/or the Notes at that time.

The Option Counterparty (or its affiliate) may modify its hedge positions by entering into or unwinding derivative transactions with respect to the ADSs and/or purchasing or selling ADSs or other securities of the Company in secondary market transactions at any time following the pricing of the Note Private Placement and shortly before or after the expiry or early settlement of the Zero Strike Call Option Transaction, and, the Company has been advised that the Option Counterparty may unwind its derivative transactions and/or purchase or sell ADSs or other securities of the Company in connection with the expiry of the Zero Strike Call Option Transaction or any early settlement of the Zero Strike Call Option Transaction relating to any conversion, repurchase or redemption of the Notes. Those activities could also increase (or reduce the size of any decrease in) or decrease (or reduce the size of any increase in) the market price of the ADSs and/or the Notes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This press release contains information about the pending ADS Offering and Note Private Placement, and there can be no assurance that these offerings will be completed.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the world's largest and foremost solar module manufacturers. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 9.7 GW for silicon wafers, 7.0 GW for solar cells, and 10.8 GW for solar modules, as of December 31, 2018.

JinkoSolar has over 12,000 employees across its 7 production facilities globally, 15 oversea subsidiaries in Japan, Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and United Arab Emirates, and global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ms. Rene Du

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3077

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen, Beijing

Tel: +86 10 5900 2940

Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com